Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Atrinsic, Inc. and subsidiaries:

We consent to the incorporation by reference in the registration statement Nos. 333-145933 and 333-164465 on Form S-8 of Atrinsic, Inc. and subsidiaries of our report dated April 7, 2011, except for Note 17 which is as of June 30, 2011, with respect to the consolidated balance sheets of Atrinsic, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders equity, comprehensive loss, and cash flows for the years then ended, which report appears in December 31, 2010 Annual Report on Form 10-K of Atrinsic, Inc. and subsidiaries.

/s/ KPMG LLP
New York, New York
June 30, 2011